UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
This non-material amendment is filed to update the Updates section for the disclosure of the Issuer's progress towards reaching the Target Offering Amount.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer
Tahiro, Inc.

Legal Status of Issuer

       Form:
       Corporation

       Jurisdiction of Incorporation/Organization:
       California

       Date of Organization:
       April 20, 2017

Physical Address of Issuer
16130 Ventura Blvd., Suite 570, Encino, CA 91436

Website of Issuer
https://tahiro.com/

Is there a Co-Issuer? __x___ yes _____ no.

Name of Co-Issuer
TAHIRO CF INVESTORS SPV, LLC

Legal Status of Co-Issuer

       Form:
       Limited Liability Company

       Jurisdiction of Incorporation/Organization:
       Delaware

       Date of Organization:
       April 29, 2025

Physical Address of Co-Issuer:
16130 Ventura Blvd., Suite 570, Encino, CA 91436

Website of Co-Issuer
None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $12,500 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Class B Common Stock

Target Number of Securities to be Offered:
6,473

Price (or Method for Determining Price):
$1.50

Target Offering Amount:
$10,000.79

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$1,234,998.84

Deadline to reach the Target Offering Amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end*	**Prior fiscal year-end***
Total Assets	$271,542.00	$556,976.00
Cash & Cash Equivalents	$4,753.00	$64,509.00
Accounts Receivable	$4,085.00	$5,937.00
Short-term Debt	$56,932.00	$2,362,190.00
Long-term Debt	$17,348.00	$68,568.00
Revenues/Sales	$492,086.00	$306,702.00
Cost of Goods Sold	$387,253.00	$218,574.00
Taxes Paid	$0.00	$0.00
Net Income/(Net Loss)	$(277,066.00)	$(672,267.00)

*Reflects the financial results for the Crowdfunding Issuer, Tahiro, Inc. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on April 29, 2025.

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and Co-Issuer Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement with Co-Issuer and Investor
EXHIBIT E: Co-Issuer Operating Agreement
EXHIBIT F: Issuer Articles of Incorporation and Certificate of Amendment thereto
EXHIBIT G: Issuer Bylaws
EXHIBIT H: Company Stockholders Agreement
EXHIBIT I: Video Transcript



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 10, 2025

TAHIRO, INC.
TAHIRO CF INVESTORS SPV, LLC

SPV Interests Representing
Up to $1,234,998.84 ("Maximum Amount") of Class B Common Stock (799,352 maximum shares of Class B Common Stock) including an aggregate $35,970.84 in Investor Transaction Fees

Tahiro, Inc. (the "Company," "we," "us", "Issuer" or "our"), is offering a minimum amount of **$10,000.79** (the "Target Offering Amount") and up to a maximum amount of **$1,234,998.84** (the "Maximum Offering Amount") worth of Class B Common Stock of the Company (the "Securities" or singularly the "Security") at a price of **$1.50** per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Target Offering Amount and Maximum Offering Amount includes the investor processing fee ("Investor Transaction Fee") total for all investments. The investment will be made through TAHIRO CF INVESTORS SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 30, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $463.50. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $450 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$450.00	$38.25	$411.75
Investor Transaction Fee (4)	$13.50	$1.15	$12.35
Target Offering Amount	$10,000.79	$850.07	$9,150.72
Maximum Offering Amount	$1,234,998.84	$104,974.90	$1,130,023.94

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $12,500 payment and a $2,000 monthly fee for use of the platform, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor an Investor Transaction Fee of three percent (3%) of the Investor's investment amount. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount ($450 to purchase 150 shares of Class B Common Stock) plus the Investor Transaction Fee. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY

TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C/A and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): TAHIRO CF INVESTORS SPV, LLC (the "**Co-Issuer**"), located at 16130 Ventura Blvd., Suite 570, Encino, CA 91436.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://tahiro.com/ or for the Offering at https://invest.tahiro.com.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the

Co-Issuer. Pursuant to SEC rules, Investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company. There will be no material difference between an investment in the Company and the Co-Issuer.

Company Overview

Tahiro, Inc. was incorporated in California on April 20, 2017 and is headquartered in Encino, California. The Company sells its services through the internet throughout the United States and internationally. The Company's website is https://tahiro.com/.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.tahiro.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit C. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit C as well as the Investor Website Page at the time you consider making an investment commitment.

TAHIRO, Inc. is a neuroscience-driven healthtech company focused on developing innovative, science-backed solutions to support brain health and cognitive longevity.

What began as a personal mission evolved into a company committed to preventing cognitive decline and Alzheimer's through cutting-edge nutritional neuroscience. In collaboration with leading neurobiologists, TAHIRO developed a patented nano-absorption delivery system that enhances the effectiveness of natural compounds shown to slow cognitive deterioration. Preclinical trials in France demonstrated promising results in preventing, delaying, and even reversing cognitive symptoms in animal models.

In addition to its flagship brain health formulation, TAHIRO offers a growing line of wellness products including Vegan Omega 3, Sleep Well, Brain Focus, and Stress Relief—all designed to support long-term cognitive and emotional well-being.

With international patent applications filed in the U.S., Europe, and India, TAHIRO is positioned to lead the future of proactive brain health on a global scale.

Business Model

TAHIRO operates a direct-to-consumer (DTC) and business-to-business (B2B) e-commerce business model, generating revenue through the online sale of proprietary brain health and wellness supplements via its website and major digital marketplaces.

The Company's primary revenue streams include:
• Product Sales: TAHIRO offers a line of science-based nutritional supplements—such as Vegan Omega 3, Brain Focus, Sleep Well, and Stress Relief—available as individual products or bundled subscriptions.
• Flagship Brain Health Product: Upon regulatory clearance and product launch, TAHIRO's patented cognitive support formula is expected to become a key revenue driver, targeting individuals at risk of cognitive decline as well as the general wellness market.
• Recurring Revenue: The Company leverages a subscription-based model to drive predictable, long-term customer engagement and lifetime value.
• B2B Partnerships: TAHIRO is exploring collaborations with wellness clinics, health practitioners, and digital health platforms to distribute its products more widely.
• Global IP Licensing (future): As patent approvals are secured, the Company may monetize its proprietary technology via licensing opportunities with international partners in the brain health and pharmaceutical sectors.

Tahiro's business model is designed to scale globally through digital channels, data-driven marketing, and a strong focus on customer education around cognitive health and prevention.

Competitors

TAHIRO operates within the rapidly growing cognitive health and wellness market, which includes a wide range of supplements targeting memory, focus, and brain longevity. Competitors in this space vary significantly in size, strategy, and scientific depth.

To better understand TAHIRO's position, we categorize the competition into two main groups:

1. Large-Scale Consumer Brands

These companies have significant market share and brand recognition but typically lack targeted scientific focus on Alzheimer's prevention:
•	Neuriva (Reckitt Benckiser): A widely distributed cognitive supplement with mass appeal, limited to general brain performance claims.
•	Qualia Mind (Neurohacker Collective): A broad-spectrum nootropic with lifestyle branding; not focused on neurodegeneration or backed by preclinical data.
•	Alpha BRAIN (Onnit): Known for marketing and partnerships with athletes; lacks scientific validation specific to long-term cognitive decline.

2. Specialized Brain Health Startups

These are smaller, science-focused brands that share some overlap in mission but differ in execution and technological innovation:
•	NeuroReserve: Offers a daily supplement aimed at long-term cognitive protection. Uses natural ingredients, but lacks proprietary delivery systems or preclinical Alzheimer's research.
•	Percepta: Focuses on plant-based formulas for memory support. While positioned in the brain health space, it does not employ advanced delivery technologies or have published preclinical results.
•	Sage Nutrients: A boutique supplement brand developing cognitive support blends. Operates with limited scientific data and no unique IP.

TAHIRO's Competitive Edge

TAHIRO differentiates itself through:
•	Patented nano-absorption technology for enhanced bioavailability and brain targeting.
•	Preclinical trial results demonstrated promising results in the prevention, delay, and reversal of cognitive symptoms in animal models.
•	Multi-product portfolio supporting emotional and cognitive health (e.g., Vegan Omega 3, Brain Focus, Sleep Well, Stress Relief).
•	Clear scientific mission focused on early intervention for at-risk individuals, grounded in neuroscience and innovation.

TAHIRO's approach blends scientific credibility, proprietary innovation, and consumer accessibility—positioning the Company uniquely in a market that is often divided between clinical research and lifestyle branding.

Current Stage

TAHIRO, Inc. is currently in the early commercial stage with advanced R&D assets. The Company has:
•	Developed and launched multiple consumer products currently available for sale online, including Vegan Omega 3, Sleep Well, Brain Focus, and Stress Relief.
•	Completed preclinical trials in France which demonstrated promising results in the prevention, delay, and reversal of cognitive symptoms in animal models using its flagship brain health formula.
•	Filed international patent applications (PCT) covering proprietary nano-absorption delivery technology in the U.S., Europe, and India.
•	Built a direct-to-consumer e-commerce infrastructure and began generating initial revenues from product sales.
•	Assembled a scientific advisory team and established partnerships with leading neuroscience researchers.
•	Preparing for the next stage: clinical validation, expanded marketing, and scaling distribution.

TAHIRO is now raising capital to, expand commercialization efforts, and grow its impact in the global brain health market, while continuing to advance product innovation and evidence-based development.

Future Roadmap

Future Roadmap – TAHIRO, Inc.

TAHIRO's vision is to become a global leader in brain health innovation, combining science, technology, and accessibility. The Company's future roadmap includes the following key milestones:

Short-Term (0–12 Months):
•   Launch the flagship brain health product in select markets, leveraging existing clinical data and IP protection.
•   Expand online sales of existing wellness products (Vegan Omega 3, Brain Focus, Sleep Well, Stress Relief) through targeted marketing and new distribution channels.

•   Continue expanding the Company's IP portfolio, including national phase entries from current international (PCT) applications.
•   Strengthen brand identity and positioning as a neuroscience-driven wellness company.

Mid-Term (12–24 Months):
•   Scale distribution of the flagship product, both DTC and through strategic B2B partnerships with wellness clinics and health providers.
•   Initiate clinical validation for the brain health formulation to strengthen evidence-based positioning.
•   Launch new product formulations based on ongoing R&D efforts.
•   Grow recurring revenue through subscription models and customer retention initiatives.

Long-Term (24+ Months):
•   Advance clinical research with academic and medical institutions to support regulatory pathways (e.g., FDA or CE marking, where applicable).
•   Expand globally into markets such as Europe, India, and Asia via licensing and localized distribution.
•   Extend the patented nano-delivery platform to additional applications beyond cognitive health.
•   Evaluate opportunities for strategic partnerships, licensing, or acquisition within the global healthtech or pharmaceutical ecosystem.

Perks

Non-Monetary Perks:

In addition to Bonus Shares described below, Investors will receive a variety of incentives based on their investment tier. These include free product coupons (e.g., Sleep Well, Stress Relief, Brain Focus, Vegan Omega 3, Brain Protect), access to exclusive events and webinars, and membership in our Brain Circle community. Higher tiers may also receive personalized consultations. Additional time-based incentives will be offered during the first 14 days of the campaign, along with limited-time flash rewards throughout the offering period.

Equity Perks:

The Company is offering the following Equity Perks to Investors:

Time-Based Bonus Shares of Class B Common Stock:

Funded Investment Amount Received By: *	Bonus Shares of Class B Common Stock**
11:59 pm Pacific Standard Time on September 30, 2025	12%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

Amount-Based Investor Perk Tiers Including Bonus Shares of Class B Common Stock:

Funded Investment Amount *	*Investor Benefits*	*Bonus shares of Class B Common Stock**￼*
$500 to $999	20% off first product purchase	0%
$1,000 to $2,499.99	1 Full-Size Tahiro Product (Focus, Sleep, or Stress)	0%
$2,500 to $4,999.99	• 3-Month Supply of Brain Protect • 10% off for 12 months	7%
$5,000.00 to $9,999.99	• 6-Month Supply of Brain Protect • 15% off for 12 months	10%
$10,000.00 to $24,999.99	• 1-Year Supply of Brain Protect • 20% off for 12 months • Brain Health Plan Consultation • Invite to Founder Strategy Session	15%
$25,000.00 to $49,999.99	• Lifetime 20% Discount • Premium Wellness Gift Package • Invite to Exclusive Tahiro Brain Health Session	20%
$50,000.00 and above	• Lifetime 20% Discount • Premium Wellness Gift Package • Invite to Exclusive Tahiro Brain Health Session	25%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments will not be aggregated in determining whether the Funded Investment Amount threshold has been met.

** Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares and Amount Based Investor Perk Including Bonus Shares can be stacked together (per each funded investment and not based on aggregate investments). Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Bonus Shares Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign the applicable Bonus Shares and Non-Monetary Perks and Non-Monetary Perks will be issued immediately after closing of an investment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Avi Palatnik
Current Role: CEO and Director
Positions Held with the Issuer:
- **Position:** CEO and Director (since 08/2018)
- **Service Dates:** 02/2025 - Current
- **Responsibilities:**
  - Leading fundraising efforts (Reg CF campaign and investor relations)
  - Overseeing the go-to-market strategy for the Company's flagship brain health product
  - Managing internal teams across R&D, marketing, and operations
  - Building strategic partnerships in wellness and healthtech
  - Overseeing budgeting and resource allocation

- **Position:** Head of R&D
- **Service Dates:** 05/2019 - 02/2025
- **Responsibilities:** Led TAHIRO's research and development efforts, overseeing all stages of product innovation—from scientific concept to lab execution.

  The role included:
  - Recruiting and managing the Company's scientific team.
  - Leading the development of proprietary formulas based on neuroscience research.
  - Overseeing lab testing and preclinical trials.
  - Driving the development of TAHIRO's patented nano-absorption delivery system.

Name: Neta Golani
Current Role: COO and Director
Positions Held with the Issuer:
- **Position:** COO and Director (since 08/2018)
- **Service Dates:** 08/2021- Current
- **Responsibilities:**
  serves as TAHIRO's Chief Operating Officer (COO), overseeing day-to-day operations and ensuring effective cross-functional execution. His responsibilities include supply chain management, logistics, vendor coordination, and operational planning to support the company's growth. He plays a key role in scaling production, maintaining regulatory compliance, and optimizing internal processes to deliver on TAHIRO's mission efficiently.

Name: Nitzan Ben Nun
Current Role: Director
Positions Held with the Issuer:
- **Position:** Director (since 08/2018)
- **Service Dates:** 08/2018 - Current
- **Responsibilities:** Board Oversight
Other business positions in the past three years:
- Employer: Self-Employed at Royal Crest Sands Asset Group LLC

Name: Sasson Amit
Current Role: Director
Positions Held with the Issuer:

- **Position:** Director (since 08/2018)
- **Service Dates:** 08/2018 - Current
- **Responsibilities:** Board Oversight

Other business positions in the past three years:
- Employer: Self-Employed at AMIT's Clinic

Name: Maya Palatnik
Current Role: Director
Positions Held with the Issuer:
- **Position:** Director (since 08/2018)
- **Service Dates:** 08/2018 - Current
  Responsibilities: Board Oversight

Other business positions in the past three years:
- Employer: Self-Employed at PALATNIKS ltd

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C/A.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If the Company cannot raise sufficient funds, it will not succeed

Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

A substantial majority of the Company is owned by the Company's Officers and Directors, and they will exercise voting control.
Prior to the Offering, the officers and directors of the Company beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under California law, these officers and directors may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These officers and directors may have interests that are different from yours. For example, these officers and directors may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these officers and directors could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We rely on other companies to provide services for our products.
We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including patents, in order to operate our business.
The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.
We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.
We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively

differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to

provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an

economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.
Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not

in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.
The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.50. The valuation for this Offering was not established in a competitive market and was set by the Company on an arbitrary basis that was not based on the financial results of the Company or our asset value, net worth, revenues or other established criteria of value. Instead, it was based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in TAHIRO CF INVESTORS SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Articles of Incorporation, as amended, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Your investment could be illiquid for a long time

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Nitzan Ben Nun	3,450,000	Class A Common Stock	33.81%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security sold: Common Stock
Final amount sold: $150,000
Number of Securities Sold: 4,161
Use of proceeds: Solely for the Reg CF
Date: January 30, 2025
Offering exemption relied upon: Regulation D 506(b)

THE COMPANY'S SECURITIES

The Company's Securities
On May 22, 2025, the Company filed a Certificate of Amendment to its Articles of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 20,000,000 shares of common stock (the "**Common Stock**"), of which (i) 12,500,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and (ii) 7,500,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the Certificate of Amendment to the Articles of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to fifty (50) shares of Class A Common Stock basis.

As of the date of this Form C/A, 10,000,000 shares of Class A Common Stock are issued and outstanding. There are no shares of Class B Common Stock issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges. The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

As part of the Offering, the Company will be offering up to 799,352 shares of Class B Common Stock.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer's Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities Class Information for Current Regulation CF Offering
Class B Common Stock (Non-Voting)

> **Voting Rights**
> None

> **Material Rights**
> Class B Common Stock do not have a liquidation or dividend preference

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Voting and Control

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Articles of Incorporation, as amended. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Articles of Incorporation, as amended (the "**AOI**") attached as Exhibit F, and the Company's Bylaws (the "Bylaws") attached as Exhibit G, and the Stockholders Agreement (the "**Stockholders Agreement**") attached as Exhibit H, together with the AOI and Bylaws, the "**Company Governing Documents**"). All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Agreements.

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up (there is no guarantee that it will). The investor will own a smaller piece of a larger company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per security (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: $15,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Related Party Transactions

In 2023, the Company received additional loans from shareholders amounting to $843,362. As of December 31, 2023, loans from related parties totaled $2,302,418. In 2024, an additional loan was received from a shareholder amounting to $9,181. During the year, the loans provided by the shareholders totaling $2,311,599 were forgiven and were treated as capital contributions. As of December 31, 2024, total loans due to related parties were $0.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering
The Company is currently in a pre-revenue phase with early sales activity over the past years. The Company incurred net losses in 2023 and 2024 due to its initial investments in product development, inventory manufacturing, and go-to-market preparation. Its current financial condition reflects early-stage operations funded primarily by founder contributions and a recently secured outside investment of $150,000 in January 2025. The Company expects increased revenue in 2025 as marketing and distribution efforts scale.

Company's Cash and Cash Equivalents
As of December 31, 2024, the Company reported a cash balance of $5,000. However, this number does not reflect a $150,000 investment received in January 2025.

Company's Liquidity and Capital Resources
The Company has been funded through initial inventory sales, contributions from its founders, and a recent equity investment from an external investor. The Company is actively raising capital via this Regulation CF campaign to expand its reach, support marketing efforts, and fund future production.

Company's Capital Expenditures and Other Obligations
The Company's capital expenditures to date include manufacturing costs for finished goods, packaging development, product formulation, and third-party testing. No significant lease or financing obligations are currently outstanding.

Company's Historical Results of Operations
The Company has been operational since 2017, with its initial focus on research and product ideation. Prior to 2023, activities were primarily centered around product conceptualization, branding direction, and scientific validation. In

2023 and 2024, the Company expanded operations significantly—incurring expenses related to product development, inventory manufacturing, e-commerce readiness, and regulatory compliance. These investments led to operating losses in both years, which are consistent with early-stage growth companies preparing for market launch.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

The Company secured a $150,000 investment in January 2025 which will support growth initiatives. The Company is also launching a Regulation CF campaign to fund expansion and expects increased sales activity in 2025 following the launch of marketing efforts and finalized distribution plans.

Company Debt

The Company has no Debt.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering in the following manner:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$106,250
Technology & Product Development (1)	5%	$500	5%	$61,750
Sales and Marketing (2)	60%	$6,000	60%	$741,000
Inventory and Production Scale-Up	12.5%	$1,250	12.5%	$154,375
Infrastructure	5%	$500	5%	$61,750
General Working Capital (3)	9%	$900	9%	$111,150
Total	**100%**	**$10,000+**	**100%**	**$1,234,998+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $12,500 payment and a $2,000 monthly fee for the use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3.0%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used to support formulation enhancements, ongoing product innovation, and investments in advanced delivery technologies to improve efficacy, absorption, and user experience. This also includes development of digital tools to support personalized brain health journeys.

(2) We will use the proceeds for targeted marketing efforts towards to accelerate brand awareness, grow customer acquisition channels, expand digital advertising, influencer partnerships, and content creation, and build a strong community around proactive brain health.

(3) The funds will support ongoing operations of the Company, including but not limited to employee salaries and consulting fees, legal and professional services, office rent, insurance, travel, and administrative expenses.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website https://tahiro.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at invest.tahiro.com, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C/A, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Tahiro, Inc.
(Issuer)

By:/s/Avi Palatnik
(Signature)

Avi Palatnik
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Avi Palatnik
(Signature)

Avi Palatnik
(Name)

Director
(Title)

November 10, 2025
(Date)

/s/ Nitzan Ben Nun
(Signature)

Nitzan Ben Nun
(Name)

Director
(Title)

November 10, 2025
(Date)

/s/ Neta Golani
_____
(Signature)

Neta Golani
_____
(Name)

Director
_____
(Title)

November 10, 2025
_____
(Date)

/s/ Amit Sasson
_____
(Signature)

Amit Sasson
_____
(Name)

Director
_____
(Title)

November 10, 2025
_____
(Date)

/s/ Maya Palatnik
_____
(Signature)

Maya Palatnik
_____
(Name)

Director
_____
(Title)

November 10, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Issuer Financial Statements and Co-Issuer Financial Statements

Tahiro Inc.

(a California Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and December 31, 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Tahiro Inc.

Table of Contents





Alice CPA

Independent Accountant's Review Report

June 26, 2025
To: Board of Directors of Tahiro Inc.
Attn: Avi Palatnik, CEO
Re: 2024-2023 Financial Statement Review– Tahiro Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Tahiro Inc. and subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Tahiro Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 26, 2025







229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

TAHIRO INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS		2024		2023
Current Assets				
Cash and cash equivalents	$	4,753	$	64,509
Accounts receivable		4,085		5,937
Inventories		79,296		276,863
Total Current Assets		88,134		347,309
Property and Equipment				
Computers and equipment		3,359		3,359
Furniture and fixture		23,000		-
Accumulated depreciation		(5,002)		(3,359)
Net Property and Equipment		21,357		-
Other Assets				
Right-of-use asset		67,661		115,829
Intangibles, net		94,391		93,838
Total Other Assets		162,052		209,667
Total Assets	$	271,542	$	556,976
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	1,996	$	-
Credit card		3,716		12,341
Lease liability, current portion		51,220		47,431
Loans from related parties		-		2,302,418
Total Current Liabilities		56,932		2,362,190
Long-Term Liabilities				
Lease liability, net of current portion		17,348		68,568
Total Long-Term Liabilities		17,348		68,568
Total Liabilities		74,280		2,430,758
Stockholders' Equity				
Common stock, no par value; 100,000 authorized;				
100,000 issued and outstanding		100		100
Additional paid in capital		2,334,599		-
Additional paid in capital - share based compensation		13,511		-
Retained earnings/ (Accumulated deficit)		(2,150,948)		(1,873,882)
Total Stockholders' Equity		197,262		(1,873,782)
Total Liabilities and Stockholders' Equity	$	271,542	$	556,976

The accompanying footnotes are an integral part of these financial statements.

TAHIRO INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

		2024		2023
Revenues	$	492,086	$	306,702
Cost of revenues		(387,253)		(218,574)
Gross Profit		104,833		88,128
Operating Expenses				
Advertising and marketing		79,440		85,654
General and administrative		83,243		222,585
Research and development		8,297		243,727
Rent		40,823		41,819
Professional services		123,029		139,595
Depreciation and amortization		42,638		30,748
Total Operating Expenses		377,470		764,128
Other Income (Expense)				
Other income/expense		(3,403)		3,733
Interest expense		(1,025)		-
Total Other income (expense)		(4,428)		3,733
Net Income (Loss)	$	(277,066)	$	(672,267)

The accompanying footnotes are an integral part of these financial statements.

TAHIRO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Additional paid in capital (APIC)	APIC - Share based compensation	Retained earnings/ (Accumulated deficit)	Total Stockholders' Equity
	Shares	Value				
Balance as of December 31, 2022	100,000	$100	$ -	$ -	$ (1,201,615)	$ (1,201,515)
Issuance of common stocks	-	-	-	-	-	-
Net loss	-	-	-	-	(672,267)	(672,267)
Balance as of December 31, 2023	100,000	100	-	-	(1,873,882)	(1,873,782)
Issuance of common stocks	-	-	-	-	-	-
Conversion of loans from founders to equity	-	-	2,311,599	-	-	2,311,599
Donated assets	-	-	23,000	-	-	23,000
Share based compensation	-	-	-	13,511	-	13,511
Net loss	-	-	-	-	(277,066)	(277,066)
Balance as of December 31, 2024	100,000	$100	$2,334,599	$ 13,511	$ (2,150,948)	$ 197,262

The accompanying footnotes are an integral part of these financial statements.

TAHIRO INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (277,066)	$ (672,267)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	42,638	30,748
Share based compensation	13,511	-
Right-of-use assets and lease liability	737	170
Changes in operating assets and liabilities:		
Accounts receivable	1,852	(5,937)
Inventories	197,567	(77,054)
Accounts payable	1,996	-
Credit card	(8,625)	(13,942)
Net cash provided by (used in) operating activities	**(27,390)**	**(738,282)**
Cash Flows from Investing Activities		
Purchase of intangible assets	(41,548)	(60,923)
Net cash used in investing activities	**(41,548)**	**(60,923)**
Cash Flows from Financing Activities		
Loans from related parties	-	843,362
Capital contribution	9,181	-
Net cash used in financing activities	**9,181**	**843,362**
Net change in cash and cash equivalents	**(59,757)**	**44,157**
Cash and cash equivalents at beginning of year	64,509	20,352
Cash and cash equivalents at end of year	**$ 4,752**	**$ 64,509**
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

TAHIRO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Tahiro Inc. (which may be referred to as the "Company", "we," "us," or "our") was originally formed as a limited liability company on April 20, 2017 in California. On May 18, 2018, the Company converted into a C corporation under the California Corporations Code. The Company is engaged in creating science-infused, proven formulas that protect, support and optimize brain health.

Tahiro operates in the health and wellness/consumer-packaged goods sector, with a focus on developing functional supplements, beverages, and natural health products. The Company distributes its products through direct-to-consumer online channels and select retail partnerships. Its mission is to provide scientifically supported, high-quality products that promote physical and mental well-being.

Since inception, the Company has been primarily focused on product development, brand building, customer acquisition, and scaling distribution operations. The Company is privately held and funded through founder contributions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

TAHIRO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, cash and cash equivalents amounted to $4,753 and $64,509, respectively.

Receivables and Credit Policy

Trade receivables from advertising partners and payment processors are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out method. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company has inventories amounting to $79,296 and $276,863 as of December 31, 2024 and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is seven years.

Intangibles

The Company's intangible asset consists of a website development cost. The Company capitalizes costs incurred during the application and development stage of internal-use website development in accordance with *ASC 350-40, Internal-Use Software*. Capitalized costs include external direct costs of materials and services including payroll-related costs directly associated with the project. The website development cost is amortized over the length of 5 years.

Lease Accounting Policy

The Company accounts for leases in accordance with *ASC 842, Leases*. For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

TAHIRO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2024 and 2023.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive

TAHIRO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The cost of revenues includes direct cost of merchandise sold and merchant fees paid to Stripe, PayPal, Amazon, Shopify and Ebay.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Share-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is measured at the end of every reporting period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following

	December 31, 2024	December 31, 2023
Computers and equipment	$ 3,359	$ 3,359
Furniture and fixture	23,000	-
Total	26,359	3,359
Less: Accumulated depreciation	(5,002)	(3,359)
Property and equipment, net	$ 21,357	$ -

The furniture and fixture was donated from a shareholder and was treated as capital contribution recognized in equity as Additional Paid-In Capital.

NOTE 4 – LEASES

As of December 31, 2024 and 2023, the Company has a sub-lease agreement for an office space which is classified as operating leases in accordance with *ASC 842, Leases*.

TAHIRO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2024 and 2023, the right-of-use (ROU) assets were $67,661 and $115,829, respectively. Short-term lease liabilities as of December 31, 2024, and 2023, were $51,220 and $47,431, respectively. Long-term lease liabilities as of December 31, 2024, and 2023, were $17,348 and $68,568, respectively.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2024 and 2023, by year and in the aggregate, are as follows:

	December 31, 2024	December 31, 2023
2024	$ 54,648	$ 53,231
2025	18,216	54,648
2026	-	18,216
Total	$ 72,864	$ 126,095

NOTE 5 – INTANGIBLES

During the years ended December 31, 2024 and 203, the Company capitalized website development costs of $41,548 and $60,923, respectively. During the years ended December 31, 2024 and 2023, amortization amounted to $40,995 and $30,748, respectively. Net book value as of December 31, 2024 and 2023 was $94,391 and $93,838, respectively.

NOTE 6 – EQUITY

The Company is authorized to issue 100,000 no par value shares of Common Stock. As of December 31, 2024 and 2023, all of the authorized shares were issued and outstanding.

NOTE 7 – SHARE-BASED COMPENSATION

On May 8, 2024, the Board of Directors approved and granted 4,082 share options to the Company's consultant. The shares underlying the options granted shall vest in six equal semi-annual instalments over a 3-year period, starting six months following the vesting commencement date.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted as of December 31, 2024 were as follows:

Exercise price	$ 24.50
Fair value share price	$ 36.01
Expected volatility	41%
Expected term	5 years
Expected dividend rate	0.00%
Risk-free rate	4.38%
Fair value per share option	$ 19.86

TAHIRO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Total stock-based compensation expense for stock awards recognized during the year ended December 31, 2024 was $13,511. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation as of December 31, 2024 was $67,553.

NOTE 8 – RELATED PARTY TRANSACTIONS

In 2023, the Company received additional loans from shareholders amounting to $843,362. As of December 31, 2023, loans from related parties totalled to $2,302,418.

In 2024, an additional loan was received from a shareholder amounting to $9,181. During the year, the loans provided by the shareholders totalling to $2,311,599 were forgiven and were treated as capital contribution recognized in equity as Additional Paid-In Capital. As of December 31, 2024, total loans due to related parties were $0.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 10 – SUBSEQUENT EVENTS

Amendment to Articles of Incorporation

In 2025, the Company filed for an amendment of the Articles of Incorporation to increase the number of authorized shares to 20,000,000 shares of common stock of which 12,500,000 shares are designated as Class A common stock and 7,500,000 shares are designated as Class B common stock.

Stock Purchase Agreement

On January 30, 2025, the Company entered into a Stock Purchase Agreement with two investors. Under the terms of the agreement, the Company will issue 2,082 shares to each investor for a total purchase price of $150,000.

Management's Evaluation

Management has evaluated subsequent events through June 26, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

Tahiro CF Investors SPV, LLC

(a Delaware Limited Liability Company)

Reviewed Financial Statements

As of the date of inception April 29, 2025

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Tahiro CF Investors SPV, LLC

Table of Contents




Independent Accountant's Review Report

June 26, 2025
To: Board of Directors of Tahiro CF Investors SPV, LLC
Attn: Avi Palatnik, CEO
Re: Inception Financial Statement Review– Tahiro CF Investors SPV, LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Tahiro CF Investors SPV, LLC and subsidiary (the "Company"), which comprise the balance sheet as of the date of inception April 29, 2025 and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Tahiro CF Investors SPV, LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 26, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



TAHIRO CF INVESTORS SPV, LLC
BALANCE SHEET
As of April 29, 2025 (date of inception)
(Unaudited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-

Total Liabilities		-

Members' Equity

Members contributions		-
Retained Earnings/ (Accumulated deficit)		-
Total Members' Equity		-

Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

TAHIRO CF INVESTORS SPV, LLC
INCOME STATEMENT
As of April 29, 2025 (date of inception)
(Unaudited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Rent		-
Professional services		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

TAHIRO CF INVESTORS SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of April 29, 2025 (date of inception)
(Unaudited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	-	-
Balance as of April 29, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

TAHIRO CF INVESTORS SPV, LLC
STATEMENT OF CASH FLOWS
As of April 29, 2025 (date of inception)
(Unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

TAHIRO CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 29, 2025 (INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Tahiro CF Investors SPV, LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ("the Agreement") dated April 29, 2025. The Company was formed on April 29, 2025 with the intent of serving as the crowdfunding vehicle for Tahiro, Inc., a California Corporation.

The Company will undertake the limited purpose of acquiring, holding and disposing of securities issued by Tahiro, Inc. ("Crowdfunding Issuer"), which will also serve as the Manager of the Company.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not have any bank account yet as of April 29, 2025.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants

TAHIRO CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 29, 2025 (INCEPTION)
(UNAUDITED)

at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of April 29, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of April 29,,2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – EQUITY

As of April 29, 2025, the Company has not yet received any investments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The

TAHIRO CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 29, 2025 (INCEPTION)
(UNAUDITED)

financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 26, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C

Campaign Landing Page



Problem Solution Traction FAQs Invest Now

Invest in the Future of Cognitive Health



Tahiro is redefining wellness with one clear goal: protect the brain.

Tahiro – Advancing Brain Health. Join th...

Backed by science and born from personal experience, our mission is urgent—to help people think sharper, feel more balanced, and proactively support long-term brain health and mental wellbeing. Because protecting the brain shouldn't start when symptoms appear—it should start now.



Tahiro's flagship product, **Brain Protect™**, is the result of years of focused research in nutritional neuroscience. Our formula incorporates **clinically studied, neuroprotective compounds**—including **Nano Omega-5 (punicic acid)**, **full-spectrum pomegranate extract**, and **validated hemp extract**—each chosen for its role in supporting cognitive longevity and neural resilience.

What sets us apart isn't just what's inside—it's how it's delivered. Our **advanced nano-formulation system** is engineered for enhanced bioavailability, meaning active compounds reach the brain faster and more efficiently. This isn't generic supplementation. This is **precision-engineered brain care**, built for real-world results and supported by emerging clinical insight.

We're not chasing trends. We're building a platform grounded in science, transparency, and next-generation formulation—because

the future of cognitive health needs more than marketing. It needs solutions that work.

- **Price per security:** $1.50
- **Minimum investment amount:** $450 + 3% investor processing fee

Invest Now

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FEATURED IN

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PROBLEM

The Brain Health Crisis is Escalating

We are on the verge of a global brain health crisis. As life expectancy increases, more people are living long enough to experience significant cognitive decline. What was once rare is now common, and the toll is growing rapidly across every demographic.

- **Over 50 million** people globally suffer from cognitive decline and memory loss.

- This number is **rapidly increasing** with aging populations in nearly every developed nation.

- Cognitive degeneration begins earlier than most realize—**in our late 20s and 30s**—and accelerates through our 40s, 50s, and beyond.

A Brain Imaging showing The Pattern of brain degeneration by age

   

| Late 20s to 30s | 40s to 50s | 60s | 70s, 80s |

Invest Now

SOLUTION

The New Frontier of Neuroprotection

Tahiro's Breakthrough Solution

Tahiro's flagship product, *Brain Protect™*, is a nano-powered supplement scientifically engineered to prevent memory loss and support long-term brain health. It's backed by robust pre-clinical research and functional hemp-based ingredients.



Powered by NanoTech

Tahiro's patented nanotechnology delivers active ingredients across the blood-brain barrier with superior absorption. This bypasses the digestive

The Science Behind Tahiro

- **In-vitro efficacy**: Brain Protect™ rescues brain cells in stress-induced environments.

- **In-vivo studies:** Aged mice receiving Brain Protect™ outperformed controls in memory and problem-solving tasks.

- Findings from third-party studies were published in peer-reviewed journals, opening the door to $0.5–$1.5M in government-backed clinical research grants.

system, ensuring faster and more effective nutrient delivery to the brain.

Patent-Pending Innovation

With patents filed in the US, EU, and India, Tahiro is securing strong intellectual property around its core formulas and delivery systems.

PHASE 1
IN-VITRO

In Vitro testing in tissue culture validated the efficacy of the formulation.

PHASE 2
IN-VIVO STUDIES

Aged mice given the Brain Protect formula performed significantly better in memory and problem-solving tests.

PHASE 3
PRE-CLINICAL RESULTS

These promising findings were published recently in a peer-reviewed scientific journal, which will enable us to secure scientific grants ranging from $1/2 to $1.5 million for clinical trials.



MARKET & TRACTION

Scaling a High-Growth Category*

$40B
Global cognitive health supplement market: projected to surpass **$40B by 2035**

$73B
Nootropics market expected to reach **$73B by 2034**



Consumer demand is shifting toward science-backed, non-synthetic, and natural solutions

Exploding Market Opportunity

The global brain health supplement market is growing at a **13.7% CAGR**, projected to increase from **$9.14B in 2023** to **$22.45B by 2030**[†]. This surge is fueled by:

- Aging populations
- Increased awareness of neurodegenerative diseases
- A shift toward preventative health and wellness



Strong Early Traction

12-Month Revenue Snapshot

- **$326,539** in product sales (101% YoY growth)
- **$118,129** in recurring subscription revenue (36% YoY growth)

Customer Base & Subscription Growth



$22.45 billion

$9.14 billion

2023   2030

2023-2030

CAGR 13.7%

- Over **700 active subscribers**
- Increasing order values and repeat customer metrics
- Organic web growth: **793K impressions in the last 6 months**



PREVIOUS 6 MONTHS

Total Impressions

210K



LAST 6 MONTHS

Total Impressions

793K



12 TRAILING MONTHS

Product Sales
$326,539.00

101%

2x Growth YOY

12 TRAILING MONTHS

Average Order

Amazon   Website

34.47   **51.35**



12 TRAILING MONTHS

Subscription Rev
$118,129.00

36%

From Revenue

WHY INVEST

Leadership With a Mission

Tahiro is led by a powerhouse team of scientists, health experts, and entrepreneurs:

- **Dr. Amit Sasson – Co-Founder & President:** A holistic life coach and mindfulness practitioner with deep expertise in psychology, cognitive well-being, and metaphysical coaching. He brings a mind-body perspective to Tahiro's mission, helping



Nano but Mighty

Brain Protect™

Prof. Oded Shoseyov
Plant molecular Biology
& Nano-Biotechnology

shape a vision of brain health that supports mental clarity and emotional balance in the more mature chapters of life.

- **Avi Palatnik – Co-Founder & CEO:** A veteran entrepreneur with 15+ years in startup growth. After discovering a family history and personal risk for Alzheimer's, Avi committed himself to building practical tools to support long-term brain health.

- **Neta Golani** – Co-Founder & COO: A strategic entrepreneur with UCLA-certified mindfulness training, Neta blends operational focus with a holistic approach to brain health. He helps translate TAHIRO's scientific vision into scalable, people-centered solutions.

- **Prof. Oded Shoseyov, Ph. D – Chief Scientist, nanotechnology Innovator:** A globally recognized nanobiotechnology and plant molecular biology researcher at The Hebrew University of Jerusalem. With 200+ publications and 14 biotech ventures, he anchors TAHIRO's scientific vision.

- **Dr. Ronit Shaltiel-Karyo, Ph. D, MBA – R&D and Innovation Consultant:** A neurobiologist and biotech executive with a PhD and MBA, Dr. Ronit previously served as Research Director, Director of Innovation, and Project Manager at Neuroderm (acquired for $1.1B). Her work in protein misfolding and neurodegeneration shapes our translational research strategy.

- Supported by top-tier medical advisors and biochemistry specialists

Tahiro is pioneering the future of brain health. With clinically-backed products, innovative nano-delivery, and strong early sales traction, the company is uniquely positioned to lead the next wave of preventative cognitive wellness. This is your chance to invest at a pivotal growth stage in a multi-billion-dollar market.

YOUR BRAIN'S GREATEST INVESTMENT STARTS HERE.

Invest Now

Investment Details

Regulation CF
$1.50 USD
Per Class B Common Stock

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FAQs

Why invest in startups?   ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ^

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? ^

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ^

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ^

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky? ^

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back? ^

The Common Stock (the "Shares") of Tahiro Inc. (the "Company") is not publicly traded. As a result, the Shares cannot be easily bought or sold on a public exchange. As an investor in a private company, returns typically occur through one of the following long-term scenarios: The Company is acquired by another business or strategic partner. The Company goes public through an initial public offering (IPO). In either case, investors would generally receive their pro-rata share of the proceeds or gain the ability to sell shares on a public exchange. These types of liquidity events often take 5 to 10 years or longer to materialize, depending on company growth and market conditions. Please note: There is no guarantee of a return. As with all private investments, there is a risk of loss, including the possibility that the company does not achieve a successful exit.

Can I sell my shares? ^

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ^

In the event of death, divorce, or similar circumstance, shares can be transferred to: - The company that issued the securities - An accredited investor - A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target? ⌃

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering? ⌃

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing? ⌃

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing? ⌃

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities? ⌃

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

INVESTMENT DETAILS

Regulation CF · $1.50 USD · Per Class B Common Stock

**Amount-Based Investor Perk Tiers Including Bonus Shares
of Class B Common Stock:**

- **$500 to $999**
  - 20% off first product purchase
  - **0% Bonus Shares**
- **$1,000 to $2,499.99**
  - 1 Full-Size Tahiro Product (Focus, Sleep, or Stress)
  - **0% Bonus Shares**
- **$2,500 to $4,999.99**
  - 3-Month Supply of Brain Protect
  - 10% off for 12 months

- **$10,000 to $24,999.99**
  - 1-Year Supply of Brain Protect
  - 20% off for 12 months
  - Brain Health Plan Consultation
  - Invite to Founder Strategy Session
  - **15% Bonus Shares**
- **$25,000 to $49,999.99**
  - Lifetime 20% Discount
  - Premium Wellness Gift Package

- **7% Bonus Shares**
- **$5,000 to $9,999.99**
  - 6-Month Supply of Brain Protect
  - 15% off for 12 months
  - **10% Bonus Shares**

- Invite to Exclusive Tahiro Brain Health Session
- **20% Bonus Shares**
- **$50,000.00 and above**
  - Lifetime 20% Discount
  - Premium Wellness Gift Package
  - Invite to Exclusive Tahiro Brain Health Session
  - Private Dinner with Founders
  - **25% Bonus Shares**

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TAHIRO

At Tahiro, our mission is not only to create products that improve your brain function ability, but to also share valuable knowledge on how to better maintain a healthy brain. With a balanced routine and our unique formulas, people can improve their everyday life.

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Disclaimers

DealMaker Securities' info needs to be added to the disclaimer: DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically.   DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s)

EXHIBIT D

Subscription Agreement with Co-Issuer and Investor

Tahiro, Inc. – "Crowdfunding Issuer"

TAHIRO CF INVESTORS SPV, LLC - "The Company"

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: TAHIRO CF INVESTORS SPV, LLC
        c/o Tahiro, Inc.
        16130 Ventura Blvd. suite 570 , Encino, CA, 91436

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of TAHIRO CF INVESTORS SPV, LLC, a Delaware Limited Liability Company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Non Voting Shares to be acquired from Tahiro, Inc., a California Corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute Class B common stock (non-voting) of the Company which relate to Non Voting Shares issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed 1,234,998.84 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 30, 2026. (the "Termination Date"). Providing that subscriptions for $1,234,998.84 worth of Securities are received, which also includes a 3% Investor Processing Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have

"knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a Corporation duly formed, validly existing and in good standing under the laws of the State of California. The Company is a Limited Liability Company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g)   Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF TAHIRO, INC. ("TAHIRO"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN TAHIRO AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT TAHIRO'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE,

MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Wilmington, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

> If to the Company, to:
>
> TAHIRO CF INVESTORS SPV, LLC
> c/o Tahiro, Inc.
> 16130 Ventura Blvd., Suite 570, Encino, CA, 91436
>
>
> If to the Crowdfunding Issuer, to:
>
> Tahiro, Inc.
> 16130 Ventura Blvd. suite 570 , Encino, CA, 91436
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

EXHIBIT E

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

TAHIRO CF INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Tahiro CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of April 29, 2025 by and among the Company, Tahiro, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Tahiro, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is Tahiro CF Investors SPV, LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 16130 Ventura Blvd., Suite 570, Encino, CA 91436 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   <u>No Personal Liability: Members; Manager</u>.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   <u>Indemnification</u>.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 75% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 75% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on April 29, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)　　"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)　　"**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)　　"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)　　"**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)　　"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)　　"**Manager**" means, initially, Tahiro, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)　　"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)　　"**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)　　"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)　　"**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)　　"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)　　"**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o Tahiro, Inc.
	16130 Ventura Blvd.
	Suite 570
	Encino, CA 91436
	Email: avi@tahiro.com
	Attention: Avi Palatnik, CEO of Tahiro, Inc.
If to the Manager:	16130 Ventura Blvd.
	Suite 570
	Encino, CA 91436
	Email: avi@tahiro.com
	Attention: Avi Palatnik, CEO of Tahiro, Inc.
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 <u>Entire Agreement</u>. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

TAHIRO CF INVESTORS SPV, LLC

By: Tahiro, Inc., a California corporation,

Its Manager

DocuSigned by:

By: Avi Palatnik

97E644A0606E462...

Name: Avi Palatnik

Title: CEO

[SIGNATURE PAGE TO TAHIRO CF INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT F

Issuer Articles of Incorporation and Certificate of Amendment thereto

For Office Use Only

-FILED-

File No.: BA20251621334

Date Filed: 8/8/2025

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF TAHIRO, INC.
(a California Corporation)

The undersigned, the President and Secretary, respectively, of **Tahiro, Inc.** (the "***Corporation***"), a California corporation, with California Entity Number **4154580**, does hereby certify as follows:

That the original articles of the Corporation were filed with the office of the California Secretary of State on April 20, 2017. This Certificate of Amendment to the Articles of Incorporation was duly adopted in accordance with §900-911 of the Code, has been duly approved by the written consent of the Board of Directors and Shareholders of the Corporation in accordance with §901 and §902 of the Code, respectively, hereby amends the following provisions of the Corporation's Articles of Incorporation to read as follows:

Article III of the Articles of Incorporation of the Corporation, is amended as follows:

III.

(A) **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is Twenty Million (20,000,000) shares of common stock ("***Common Stock***"), of which (i) Twelve Million Five Hundred Thousand (12,500,000) shares are designated as Class A Common Stock (the "***Class A Common Stock***"), and (ii) Seven Million Five Hundred Thousand (7,500,000) shares are designated as Class B Common Stock (the "***Class B Common Stock***").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this ARTICLE III.

(B) **Common Stock**.

(i) General Rights. Except as otherwise provided herein or as may otherwise be provided by applicable law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

(ii) Class A Common Stock. Except as set forth herein or as otherwise required by applicable law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

(iii) Class B Common Stock. Except as required by applicable law, each outstanding share of Class B Common Stock shall not be entitled to vote

on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(C)   <u>**Conversion**</u>. Upon the filing and effectiveness (the "*Effective Time*") pursuant to the California General Corporation Law of this Certificate of Amendment, each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **Fifty (50)** fully-paid and non-assessable shares of Class A Common Stock (the "*Conversion*"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("*Common Stock Old Certificates*"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted."

The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code (the "*Code*"). The total number of outstanding shares of the corporation is 200,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

IN WITNESS WHEREOF, we declare under the penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct of our own knowledge. This Certificate of Amendment to the Articles of Incorporation has been executed by the officers of the Corporation on this 6th day of August 2025.

By:

Name: Avi Palatnik
Title: Chief Executive Officer

By:

Name: David P. Beitchman
Title: President and Secretary

2

 

BA20250712607



STATE OF CALIFORNIA
Office of the Secretary of State
CERTIFICATE OF AMENDMENT
CA CORPORATION
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 657-5448

For Office Use Only

-FILED-

File No.: BA20250712607

Date Filed: 4/7/2025

Corporation Details

Corporation Name	TAHIRO, INC.
Entity No.	4154580

Amendment Details

Article III of the Articles of Incorporation is amended to read:

The total number of shares the corporation is authorized to issue is: 1,000,000

Approval Statements

Approval Statements

1) The Board of Directors has approved the amendment of the Articles of Incorporation.
2) Share approval was by the required vote of shareholders in accordance with California Corporations Code section 902. The total number of outstanding shares of the corporation entitled to vote is 100,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

Signatures

☒ We declare under penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct of our own knowledge.

President/Chief Executive Officer, Secretary	*David P. Beitchman*	*04/04/2025*
Officer Title	Officer Signature	Date

President/Chief Executive Officer	*Avi Palatnik*	*04/07/2025*
Officer Title	Officer Signature	Date

B3586-2113 04/07/2025 11:19 AM Received by California Secretary of State

4154580

FILED
Secretary of State
State of California
MAY 18 2018

ARTICLES OF INCORPORATION WITH STATEMENT OF CONVERSION

I.

The name of the corporation is TAHIRO, INC.

II.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 100,000.00

IV.

(Statement of Conversion)

The Name of the converting California limited liability company is TAHIRO, LLC.

The limited liability company's California Secretary of State file number is 201711710310.

The principal terms of the plan of conversion were approved by a vote of the members, which equaled or exceeded the vote required under California Corporations Code section 17710.03. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a California stock corporation.

V.

A. The initial street address and mailing address of the converted corporation are:

Initial Street Address of Corporation:

16130 Ventura Blvd Ste 570 Encino CA 91436

Initial Mailing Address of Corporation:

16130 Ventura Blvd Ste 570 Encino CA 91436

B. The name and California street address of the converted corporation's initial agent for service of process are:

Agent's Name: David P. Beitchman

Agent's Address: 16130 Ventura Blvd Ste 570, Encino, CA 91436

I declare I am the person who executed this instrument, which execution is my act and deed.

David P. Beitchman,

Manager of Tahiro, LLC and Incorporator

Articles of Incorporation with Statement of Conversion
Tahiro, Inc.

EXHIBIT H

Company Stockholders Agreement

AMENDED AND RESTATED SHAREHOLDERS AGREEMENT
OF
TAHIRO INC.

This Shareholders Agreement ("**Agreement**") is entered into effective January 30 2025 ("**Effective Date**"), by and among Sasson Amit ("**Sasson**"), Nitzan Ben Nun ("**Nitzan**"), Neta Golani ("**Golani**"), Maya Palatnik ("**Maya**"), Avi Palatnik ("**Avi**"), Netanela Kristal ("**Netanela**"), Alon Kristal ("**Alon**"), Oded Shoseyov ("**Oded**"), Ronit Shalitel Karyo ("**Ronit**") and TAHIRO INC., a California corporation (EIN # 82-2451774) (the "**Company**"). Sasson, Nitzan, Golani, Maya, Avi, Netanela, Alon, Oded and Ronit shall also be known individually as "**Shareholder**" or "**Party**" and shall also be known together as "**Shareholders**" or "**Parties**".

RECITALS

A. The Company, organized under the laws of the State of California, is authorized to issue one million (1,000,000) shares of stock at no par value (the "**Shares**").

B. As of the Effective Date the Shares in the Company are owned and held as follows:

Shareholder	Shares	Percentage
Amit Sasson	40,000	19.21%
Nitzan Ben Nun	69,000	33.13%
Neta Golani	40,000	19.21%
Avi Palatnik	18,000	8.64%
Maya Palatnik	18,000	8.64%
Shoseyov Oded	10,000	4.80%
Ronit Shaltiel Karyo	5,000	2.40%
Netanela Kristal	2,082	1.00%
Alon Kristal	2,082	1.00%
Total	**204,164**	**100.00%**

C. The Company engages in the business of researching and developing new medicine and food supplements to be sold worldwide through different marketing channels, including but not limited to the Company's website, www.Tahiro.com, its Amazon store, other e-commerce sites, wholesale and retail channels.

D. The Parties have determined that it is in their respective best interests to impose certain restrictions on the disposition of Shares of the Company, to maintain and preserve the relationship among the Parties to this Agreement, to ensure that Shares of the Company are not acquired by competitors or diluted, and to provide a mechanism for the resolution of a potential deadlock.

E. The Company owns various assets, including but not limited to the Company's website: www.Tahiro.com; the Tahiro Amazon store; Tahiro Walmart store; intellectual property rights which include the trademarks listed in Exhibit A to this agreement which is incorporated herein by this reference; and any and all current and developing formulations, manufactures, suppliers, customer lists, trade secrets, and other proprietary information.

F. The Shareholders wish to memorialize their respective roles, duties, obligations, and rights as Shareholders of the Company.

G. The Company and certain of Shareholders are parties to that certain Shareholders Agreement dated as of July 5, 2019, as amended on January 1, 2023 (the "**Prior Agreement**"), and desire to amend, restate and terminate the Prior Agreement in its entirety and to accept the rights and obligations created pursuant to this Agreement, in lieu of the rights and obligations granted to them under the Prior Agreement;

H. The Shareholders agree that in the event that the Company is sold in its entirety as a going concern, whereby all Shares are to be transferred to a third-party buyer, the respective interests of the Shareholders shall be distributed as set forth in this Agreement in a pro-rata share of their respective interest at the time of the sale.

NOW, THEREFORE, in consideration of the mutual covenants and promises of the Shareholders and other good and valuable consideration, the Shareholders agree as follows:

<u>AGREEMENT</u>

The terms of this Agreement shall only be binding on business dealings between the Shareholders in relation to the Company. The Parties reserve the right to amend, in writing, the scope and coverage of this Agreement to include other future accounts and businesses.

1. The Recitals are deemed by the Parties to be part of the terms and conditions of this Agreement.

2. The Parties agree that any and all prior agreements between them or any of them relating to the subject matters covered by or dealt with in this Agreement shall be deemed canceled and superseded by the terms and provisions of this Agreement, except for any agreement in writing which is intended to accompany or supplement this Agreement, including any exhibits to this Agreement.

3. As a material inducement to the Company and its Shareholders to enter into this Agreement, the Company shall not issue any Shares to any individual/s and or entity which shall have the effect of diluting the current respective interest of each Shareholder unless a decision to do so was made in accordance with the Voting Agreement[1] (Exhibit B to this Agreement). Provided that additional Shares were issued in accordance with the Voting Agreement, such individual/s and or entity must execute a counterpart of this Agreement as well as a counterpart of the Voting Agreement, and become a party to this Agreement as well as to the Voting Agreement and thereby agrees to be bound by and to observe all of the terms and conditions contained in this Agreement as well as and the terms and conditions contained in Voting Agreement.

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[1] Voting Agreement must be updated as well as not all shareholders are a party thereto.

4. The Shareholders agree that, for the purposes of any decision making among the Shareholders or directors of the Company, a "majority" shall be equal to the vote of more than seventy percent (70%) of the Shares of the Company, subject to the terms of the Voting Agreement referenced in Paragraph 5, below.

5. The terms of the Voting Agreement which is attached and incorporated by this reference as Exhibit B to this Agreement shall apply to any decision of the Shareholders and Directors of the Company.

6. The Board of Directors of the Company shall consist of Five (5) directors:

Amit Sasson,   Board of Directors Chairman.

Nitzan Ben Nun, Director

Neta Golani,   Director

Maya Palatnik,   Director

Avi Palatnik,   Director

Each Director's voting power shall be equal to his or her respective Shares in the Company, except for Amit Sasson who shall have the voting powers set forth in the Voting Agreement (Exhibit B to this Agreement).

7. The Shareholders agree that in exchange for their services and work for the Company Avi and\or Maya shall be compensated on a monthly basis for their services and work. Compensation to any other Shareholder, Director or Officer of the Company will be determined by a corporate resolution.

8. The Shareholders have agreed to classify the Company with the internal revenue for tax purposes as a 'C-corporation'.

9. The Shareholders further agree that each individual Shareholder shall be responsible for his or her own personal tax obligations with respect to any dividends issued and/or profit distributions made by the Company to that Shareholder.

10. The Shareholders agree that, notwithstanding any statement to the contrary in the Company's Bylaws, formal meetings of the Shareholders or directors may take place in the form of conference telephone calls, skype, zoom app, WhatsApp calls and/or video calls upon no less than 48 hours written notice via electronic mail. All meetings may be electronically recorded by the Shareholders, with prior notice of such recording. These recordings will be saved in a mutually agreed upon cloud for documentation.

11. Each Shareholder has elected to transfer their respective Shares of stock in the Company to the following successor and/or heir:

Shareholder	Successor/Heir
Neta Golani	The Estate of Neta Golani
Sasson Amit	Maya Palatnik
Nitzan Ben Nun	The Estate of Nitzan Ben Nun
Maya Palatnik	Avi Palatnik or The Estate of Maya Palatnik
Avi Palatnik	Maya Palatnik or The Estate of Maya Palatnik
Netanela Kristal	Alon Kristal
Alon Kristal	Netanela Kristal
Oded Shoseyov	
Ronit Shaltiel Krayo	

In the event a Shareholder wishes to change his/her designated successor/heir, or if his or her individual estate plan conflicts with this Agreement, this Agreement shall prevail. In the event a Shareholder does not have an estate plan, this Agreement shall be deemed to reflect the Shareholder's intent at the time of passing and shall be treated as a bequest of the Shares held by said Shareholder.

12. Within a period of 60 days following the death of any Shareholder who is survived by a spouse or a designated heir who is not an active Shareholder and or Director and or an employee and or an officer of the Company, the decedent Shareholder's estate may sell to the Company all the decedent's Shares at an agreed Purchase Price and on the terms and conditions provided in this Agreement. In the event that the lawful heir or heirs of the decedent chose to sell the decedent Shares, they must first offer them to the Company. If it is not legally possible for the Company to purchase the shares because it cannot meet the requirements of *California Corporations Code* Sections 500-501, the Company may purchase as many Shares of the deceased Shareholder as it is permitted to purchase under those sections, and the remaining Shareholders may purchase all the decedent's Shares not purchased by the Company at the Purchase Price and on the terms and conditions provided in this Agreement. The remaining Shareholders' right to purchase decedent Shares not purchased by the Company shall be proportionate to their respective shareholdings in the Company. If certain Shareholders cannot or do not wish to purchase their respective share (as a whole or in part) in decedent's Shares that were not purchased by the Company, then the remaining Shareholders' will have the right to purchase decedent Shares not purchased by the Company and or its Shareholders, and with respect and proportion to the total Shareholders purchasing the Shares and their respective shareholdings in the Company. For example see Exhibit C to this Agreement. Any or all Shares that were not purchased by the Company and or its Shareholders may be offered by the lawful heir or heirs to a third party, provided that the terms, conditions are similar to what was offered to the Company and or its Shareholders at the same or higher

Purchase Price and that the identity of the third party shall be subject to the written approval of the Company.

The Purchase Price shall be determined based on the financial records of the Company's trailing 12 months (TTM) preceding to the Shareholder's death. If the selling heir/s and the Company cannot reach an agreement as to the purchase price the price shall be determined by an independent appraiser using GAAP principals to be retained by the Company ("**Purchase Price**").

13. In order for the Company to have the ability and pay the agreed Purchase Price for the entire Shares of a certain decedent Shareholder, the Company may purchase life insurance policy or policies to one or more of its Shareholder/s. Said policy or policies payoff needs to be in an amount at least adequate to fully fund the purchase of the entire Shares of a deceased Shareholder In the event that a Shareholder is a trust, the life insurance policy shall be maintained on the life of the person who contributed the Shares to such trust. The Company will make annual adjustments to increase or decrease the amount of insurance based upon its evaluation of the Company market value and the Company financial condition at the time.

14. Within a period of 60 days following the disability of any Shareholder, the terms and conditions of paragraph 13 and 14 to this Agreement shall apply.

   "**Disabled Shareholder**" shall mean any physical or mental incapacitation which results in said Shareholder's permanent inability to perform the essential core functions of a Company Officer or Director as contemplated hereunder, and as determined by a physician mutually designated by the Shareholder and the Company.

15. In the event any Shareholder is adjudicated a debtor in bankruptcy (voluntarily or involuntarily), or makes an assignment for the benefited creditors, or the Shareholder's shares are levied on by a third party creditor, the Company and the remaining Shareholders shall have the right of first refusal to purchase all or any part of the shares owned by that Shareholder pursuant to the Purchase Price determined in Section 14 above.

16. No Shareholder shall have the right, at any time, to transfer, assign or pledge ("**Transfer**") all or any part of the Shares owned by such Shareholder, except a Transfer to a Permitted Transferee (as defined herein) and as set forth in Sections 14 through 20 of this Agreement. No Transfer shall be made by operation of law except as permitted by this Agreement. Any attempt by a Shareholder to Transfer Shares in violation of this Agreement shall be null and void. A "**Permitted Transferee**" of a Shareholder means any of the following (no paragraph shall be deemed to derogate from the scope of any other paragraph): (a) a transferee by operation of law; (b) if such Shareholder is an individual, his spouse, parents, siblings or children, provided, however, that all such

Permitted Transferees to whom the shares have been transferred in accordance herewith, shall be entitled to transfer its shares in accordance with this Agreement only to the Permitted Transferees of the Shareholder from whom the shares were originally transferred; (c) an entity or person, which, directly or indirectly through one or more intermediaries, controls, is Controlled by or is under common Control with such transferor-shareholder. For the purpose of Agreement, "**Control**" shall mean with respect to any entity, the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise, including without limitation the ownership of the majority of the voting stock of any such entity; or (d) a trust which does not permit any of the settled property or the income therefrom to be applied otherwise than for the benefit of such Shareholder and/or its Permitted Transferees and no power or control over the voting powers conferred by any shares are subject to the consent of any person other than the trustees of such Shareholder and/or its Permitted Transferees. Provided, however, that prior to the Transfer the Permitted Transferee must execute a counterpart of this Agreement as well as a counterpart of the Voting Agreement, and become a party to this Agreement as well as to the Voting Agreement and agree to be bound by and to observe all the terms and conditions.

17. In the event a Shareholder desires to Transfer all or part of his or her Shares other than to a Permitted Transferee, and receives an offer from any third person or entity to purchase all or part of his/her Shares (the "**Offer**" and the "**Offered Shares**", respectively), Shareholder shall deliver the Offer to the Company, which Offer shall consist of written notice to the Company of such desire, and set forth all relevant information regarding such proposed Transfer, including but not limited to (i) the identity and address of the proposed Transferee (ii) the number of Offered Shares, (iii) the form and amount of consideration to be paid for such Offered Shares, (iv) all other terms and conditions of such proposed Transfer, including representations and warranties to be given to the proposed Transferee and similar provisions, and (v) if such an agreement has been prepared, the form of the agreement pursuant to which such Transfer is to be made, together with all ancillary documents referred to in such agreement.

18. The Company shall have thirty (30) days after such Offer is deemed delivered (the "**Company's Right of First Refusal Period**") to accept the Transfer of all or any portion of the Offered Shares at the price or for the consideration and upon all of the terms and conditions set forth in the Offer by giving written notice of acceptance to the Shareholder within the Company's Right of First Refusal Period. Failure of the Company to give such written notice of acceptance to the Shareholder within the Company's Right of First Refusal Period shall be deemed a rejection of the Offer. In the event the Company elects to accept Transfer of the Offered Shares, the Company shall pay the Shareholder the Transfer price or the cash equivalent thereof within ninety (90) days after the effective date of the acceptance notice unless other terms are specified in the Offer. The Company's right to purchase Shares is subject to the restrictions governing the right of a

corporation to purchase its own shares set forth in and such other pertinent governmental or legal restrictions as are now, or may hereafter become effective.

19. In the event the Company rejects the Offer to accept the Transfer of the Offered Shares, the offering Shareholder shall deliver to the remaining Shareholders copies of the Offer previously transmitted to the Company, and if applicable a statement of the number of Shares accepted by the Company to be transferred pursuant to Section 20 above, if any. The remaining Shareholders shall have thirty (30) days after such Offer is deemed delivered (the "**Remaining Shareholders' Right of First Refusal Period**") to elect to accept the Transfer of the Offered Shares at the price and upon the terms and conditions set forth in the Offer by giving written notice of acceptance to the offering Shareholder within the Remaining Shareholders' Right of First Refusal Period. Failure of a remaining Shareholder to give a written notice of acceptance within the Remaining Shareholders' Right of First Refusal Period shall be deemed a rejection of the Offer by said Shareholder. In the event the remaining Shareholders, or any one of them, elect to accept the Transfer of the Offered Shares, they shall pay the Shareholder their respective portions of the Transfer price or the cash equivalent thereof within ninety (90) days after the effective date of their respective acceptance notices unless other terms are specified in the Offer.

20. The Company shall keep a stock transfer book in which shall be recorded the name and address of each Shareholder. No Transfer of any Shares shall be effective or valid unless and until duly recorded in the transfer book by an authorized officer of the Company. The Company agrees not to record any Transfer of Shares in such stock transfer book unless the Transfer is made in compliance with each and all of the provisions of this Agreement. Each Shareholder agrees that, in the event he/she desires to make a Transfer, he/she shall furnish the Company with such evidence of his or her compliance with this Agreement as may be required by the directors of the Corporation.

21. This Agreement shall terminate upon the occurrence of any of the following: (a) the written agreement of the Company and all of the Shareholders to terminate this Agreement; (b) the ownership by one (1) Shareholder of all of the outstanding Shares of the Company; (c) the sale of all shares of the Company to a third party; or (d) the filing by the Company of a Certificate of Dissolution or the issuance by a court of an order declaring the Company duly wound up and dissolved.

22. Each shareholder agrees that in the event his or her interest in the Company is completely terminated, due to a Transfer of all of his or her Shares pursuant to the provisions of this Agreement, he or she shall not, either alone, or jointly with, or as agent for any person, directly or indirectly set up, exercise or carry on the Company's trade or business in any capacity, including as an owner, employee, director or officer of any entity anywhere in the world for a period of one (1) year from the date of such termination of his or her interest. Each Shareholder also agrees not to set up, make or encourage any opposition to the trade or business carried on by the Company, nor do anything to prejudice such trade,

and each agrees not to divulge to any person any of the trade secrets, accounts or transactions of or relating to the Company. Each Shareholder agrees that for a period of one (1) year after the termination of his or her ownership in the Company, that he or she will not (i) directly or indirectly induce any clients of the Company to patronize any similar business other than that of the Company; (ii) directly or indirectly request or advise any clients of the Company to withdraw, curtail or cancel such client's business with the Company; (iii) directly or indirectly disclose to any other person or corporation the names or addresses of any of the clients of the Company; or (iv) induce any key employee of the Company to join a competing enterprise. In the event that the provisions of this section should ever be deemed to exceed the time, geographic or occupational limitations permitted by the applicable laws of the State of California, then such provisions shall be reformed to the maximum time, geographic or occupational limitations permitted by law.

23. This Agreement and all transactions contemplated herein, shall be governed by, construed and enforced in accordance with the laws of the State of California, without reference to its choice of law provisions. For venue and jurisdictional purposes, any Party being sued by the Company or the remaining Shareholders agrees to the venue and jurisdiction of the State of California, or the State of Israel, depending on the residency of the Party being sued at the time such litigation is initiated.

24. The Shareholders agree that any controversy and or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered in the state of Israel or in the State of California depending on the residency of the Shareholder being sued. Such arbitration shall be conducted by a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association, or an equivalent dispute resolution body. The Arbitration shall commence within thirty (30) days of the date on which notice of the claim or dispute is given in writing to the party being sued. The Arbitration must be completed within ninety (90) days following the commencement of the arbitration proceedings. Judgment on the arbitration award rendered by the Arbitrator shall be final and may be entered in any court having jurisdiction thereof.

25. If any provision of this Agreement as applied to any Shareholder shall be adjudged by a court or arbitrator to be void and unenforceable, the same shall in no way affect any other provisions in this Agreement; the application of such provision in any other circumstances; and the validity or enforceability of the Agreement as a whole.

26. This Agreement, including its exhibits and the agreements expressly contained in this Agreement, constitute the entire understanding between the parties pertaining to the subject matter of the Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no warranties, representations or other agreements between the parties, in connection with the subject matter of this Agreement, except as specifically set forth herein. No supplement, modification, waiver or termination of this Agreement shall be binding unless made in

writing and executed by the party to be bound. This Agreement may only be amended by the unanimous written consent of the Company and its then current Shareholders.

27. In case of any inconsistencies between the Company's Bylaws and this Agreement, this Agreement shall prevail.

28. In the event that any party to this Agreement shall commence arbitration or other proceeding to interpret this Agreement, or determine or enforce any right or obligation created herein, including but not limited to any action for rescission of this Agreement or for a determination that this Agreement is void or ineffective ab initio, the prevailing party in such arbitration or proceeding shall recover such party's costs and expenses incurred in connection therewith, including attorney's fees, costs and arbitration fees, if any. Any arbitrator or court shall, in entering any judgment or making any award in any such arbitration or other proceeding, in addition to any and all other relief awarded to such prevailing party, include in such judgment or award such party's costs and expenses as provided in this Section.

29. This Agreement may be executed in separate counterparts, each of which shall be considered an original but all of which shall constitute one agreement. Original signatures shall not be necessary; but, rather, each Shareholder may deliver to the other party a signed PDF copy of the Agreement via electronic mail or DocuSign, which shall have the same binding effect as if originally signed Agreements had been delivered.

[*signature page follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first affixed above.

_____
Sasson Amit

_____
Nitzan Ben Nun

_____
Neta Golani

_____
Maya Palatnik

_____
Avi Palatnik

_____
Alon Kristal

_____
Netanela Kristal

_____
Oded Shoseyov

_____
Ronit Shalitel Karyo

Tahiro, Inc.
A California Corporation

By: _____
Print Name: Sasson Amit

Title: President

Date: _____30th of Jan. 2025_____

.

EXHIBIT I

Video Transcript

Tahiro Form C- Exhibit I- Video Transcript

We are facing a silent epidemic. Over 50 million people live with cognitive decline. And every one of us is at risk starting earlier than we think. At Tahiro, we believe brain protection shouldn't wait for symptoms. That's why we created Brain Protect, a scientifically backed preventative brain health supplement designed for daily events. We're scientists. We believe in what we have observed. Brain Protect uses patent-pending nanotechnology to enhance absorption and target delivery of Europrotective ingredients. Our formula is backed by Invitro and In vivo research, with more clinical validation underway. We've built a strong foundation with 101 % year-over-year growth, $118 ,000 in recurring revenue, and 700-plus loyal subscribers across our supporting product line. Now, we're expanding into the fast-growing $40 billion plus brain health market. With the launch of BrainProtect, our most advanced and mission-driven formulation yet. This isn't optional. We started Tahiro because we've witnessed the devastating impact of cognitive decline firsthand. Brain health can't wait. And everyone deserves access to proactive protection before it's too late. We're raising through equity crowdfunding to scale our impact. This is your chance to invest in the future of brain health before it becomes the crisis of our time.